March 11, 2025

John Mitchell
Director
Mitesco, Inc.
505 Beachland Blvd., Suite 1-377
Vero Beach, Florida 32963

       Re: Mitesco, Inc.
           Schedule 13D filed January 29, 2025 by John Mitchell
           File No. 005-86722
Dear John Mitchell:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed January 29, 2025
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       December 31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the December 31, 2024 event date, the Schedule 13D submitted on
       January 29, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
2. The cover page of the above-captioned Schedule 13D indicates that December 31,
       2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined.
Item 5, page 1

3. We note your disclosure of "[n]one other than the transactions described in this
 March 11, 2025
Page 2

       Scheduled 13D" in Item 5(c) of the Schedule 13D. Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the
Schedule 13D,
       including the acquisition of Common Stock on November 24, 2024. In amending the
       Schedule 13D to include the required disclosures, please be advised that the
       Instruction to Item 5(c) requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."
        We remind you that the filing person is responsible for the accuracy and adequacy of his disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions